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Tracy Kimmel Direct Dial: (212) 556-2294 tkimmel@kslaw.com

December 4, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director

Re:	Cellu Tissue Holdings, Inc. Amendment No. l to Registration Statement on Form S-1 Filed November 17, 2009 File No. 333-162543

Dear Mr. Reynolds:

On behalf of Cellu Tissue Holdings, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) the following:

•	Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-162543) (the “Registration Statement”); and

•	Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on November 17, 2009.

We are responding to the Staff’s comments contained in its letter, dated November 25, 2009. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Securities and Exchange Commission

December 4, 2009

Form S-1

General

1. We note your response to prior comment one. Please note that we may have comments on the non-430A disclosure included in your amended filing.

Response: The Company notes that it will fill in any remaining blanks, other than the information that Rule 430A permits the Company to omit from the Registration Statement, in an amendment to the Registration Statement filed with the Commission, prior to circulating any preliminary prospectus to potential investors, and acknowledges the Staff’s comment.

Summary Consolidated Financial Data for Cellu Tissue Holdings, Inc., page 10

2. We note your revised disclosures regarding Adjusted EBITDA do not address all of the issues indicated in our prior comment. Please revise your disclosure to provide the following:

•

a detailed discussion demontrating how each of the items excluded from Adjusted EBITDA are non-recurring considering that individual elements of restructuring and costs arising from mergers occurred in each period presented in the summary financial data; and

•

a substantive explanation of how this non-GAAP financial measure is useful to investors in evaluting your performance and why management believes this measure provides useful information to stakeholders.

Refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K” for detailed guidance.

Response: The disclosure regarding Adjusted EBITDA has been revised as requested. The Company has included a detailed discussion demonstrating how each of the items excluded from Adjusted EBITDA are both non-recurring and finite in nature considering that individual elements of restructuring and costs arising from mergers occurred over several accounting periods presented in the Company’s financial data. Supplementally, the Company has provided detailed explanations below relating to items that were specifically referenced in the Staff’s comment.

APF Transition and Related Costs

The costs resulting from the Atlantic Paper & Foil (“APF”) integration transpired over a twelve-month period, which impacted multiple consecutive fiscal reporting quarters. As a result of the significance of the integration and related costs, management tracked and reported these amounts separately in order for management and the Company’s stakeholders to evaluate the effectiveness of the integration of the consolidated business operations, exclusive of the non-recurring APF transition and related costs.

Securities and Exchange Commission

December 4, 2009

To further clarify the costs associated with the APF acquisition, the Company has revised its disclosure to report the major components of the integration in three separate categories: (1) elimination and alignment of certain overhead functions, (2) facility consolidation and (3) fair value accounting for acquired inventory. See page 13 of Amendment No. 2.

Mill Restructuring and Other

The Company has separately disclosed mill restructuring costs from other costs and has provided additional clarity regarding other costs. See pages 13 and 14 of Amendment No. 2. The costs associated with the mill restructuring were related to the elimination of six employees at the Company’s Menominee, Michigan facility. Historically, the Company has increased the size and complexity of its operations and has needed to hire additional personnel. As a result, the Company believes the mill restructuring is both infrequent and a finite activity. The Company further notes that it has not initiated any other mill restructuring programs since March 1, 2006, nor does it have any future mill restructurings planned.

Other costs were related to legal and accounting expenses associated with a whistle-blower investigation that was ultimately determined to be without merit. The Company views the uniqueness of this event and the amount of the costs associated with this investigation to be unusual and infrequent. In the last five years, this is the only significant whistleblower matter that required substantial efforts from external advisors to conclude.

Terminated Acquisition Costs

During the quarter ended February 28, 2008, the Company concluded that an acquisition target it had been actively pursuing would not ultimately be consummated. As such, capitalized external professional fees associated with the Company’s due diligence efforts pertaining to this targeted acquisition of $2.078 million were expensed during the quarter ended February 28, 2008. During the quarters ended May 29, 2008 and August 28, 2008, the Company received additional vendor due diligence invoices related to the same acquisition for $75,000 and $65,000, respectively. These costs were expensed in the quarters the invoices were received and included as adjustments to EBITDA during these periods.

Merger Transaction Costs

In 2006, Weston Presidio V, L.P. acquired the Company. In connection with the acquisition, the Company incurred significant expenses within a finite period of time that were directly caused by the acquisition and did not reflect the on-going nature of the Company’s business. These costs included expenses resulting from bond consent solicitation fees, investment banking fees, legal fees and the effects of fair value accounting for acquired inventory, which were all specific to the transaction and are non-recurring.

Securities and Exchange Commission

December 4, 2009

Additionally, as a result of the merger, $3.3 million of special incentive compensation was paid in the form of stay-bonuses to certain members of senior management that were not reflective of recurring business expense.

The Company has also included a substantive explanation of how EBITDA and Adjusted EBITDA are useful to investors in evaluating its performance and why management believes this measure provides useful information to stakeholders. The Company has accordingly revised its disclosure on pages 12, 13 and 14 of Amendment No. 2.

Compensation Discussion and Analysis, page 78

3. We note your response to comment 17 in our letter dated November 13, 2009, and we re-issue that comment. Please revise your prospectus to address whether compensation policies may change significantly due to the addition of two independent members of the compensation committee. It is unclear if the board or the newly constituted compensation committee has set up the compensation program that will be used going forward.

Response: The disclosure on pages 79 and 80 of Amendment No. 2 has been revised as requested.

Part II

Item 16. Exhibits and Financial Statements

4. We note your response to comment 32 in our letter dated November 13, 2009, and we partially re-issue that comment. We note that you failed to include the exhibits or schedules to some of your filed exhibits. As non-exclusive examples, please file a complete copy of Exhibit 4.2, Exhibit 10.14, and Exhibit 10.15.

Response: The Company has filed the material exhibits and schedules as requested with Amendment No. 2. Using the Agreement and Plan of Merger contained in Exhibit 10.14 and the Credit Agreement contained in Exhibit 10.15 as examples, the Company has filed the material exhibits and schedules to such agreements as a part of Exhibit 10.14 and Exhibit 10.15, respectively, to the Registration Statement.

* * * *

We hope the foregoing information is helpful. If we can be of any assistance in explaining these responses or the changes in Amendment No. 2, please let us know. Please contact me with any questions or comments at (212) 556-2294.

Securities and Exchange Commission

December 4, 2009

Very truly yours,

/s/ Tracy Kimmel

Tracy Kimmel

cc:	Jim Lopez – Securities and Exchange Commission Damon Colbert – Securities and Exchange Commission W. Edwin Litton – Cellu Tissue Holdings, Inc. Alan J. Prince – King & Spalding LLP